Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

January 13, 2006

Nudrat Salik
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Re:	American Technologies Group, Inc.
Form 10-KSB for the year ended July 31, 2005
Form 10-QSB for the quarter ended October 31, 2005
File No. 0-23268

Dear Mr. Salik:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 29, 2005 relating to the Form 10-KSB for the year ended July 31, 2005 and the Form 10-QSB for the quarter ended October 31, 2005 of American Technologies Group, Inc. (the "Company"). On behalf of the Company, we respond as follows:

FORM 10-KSB FOR THE YEAR ENDED JULY 31, 2005

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Answer

We have annexed hereto a supplemental response in order to provide what the Company’s proposed revisions would look like.

Item 6, Management’s Discussions and Analysis

Liquidity and Capital Resources

Laurus Financings and Gryphon Financing, page 8

2.
Please tell us how you have accounted for the Laurus Financings and the Gryphon Financing. Please refer to the accounting literature you used to determine the appropriate accounting. Your explanation should also include how you arrived at the amounts that should be recorder for the beneficial conversion feature.

Answer

The Laurus and Gryphon financings referred to in the Annual Report on SEC Form 10-KSB occurred subsequent to the date of the financial statements. Accordingly, the Company did not account for the financing transactions until the period in which the transactions occurred. Please refer to the Company’s report on Form 10-QSB for the period ended October 31, 2005 for a complete description of the financing transactions, along with the accounting and disclosure of the beneficial conversion feature.

3.
Please tell us how much you have received of the $12 million Laurus agreed to provide you and when these amounts were received. Please tell us whether any of the $12 million has been put into a separate account such as an escrow account. If so, please tell us whether there are any limitations on your ability to access the funds in these accounts.

Answer

The Company received $12,000,000 from the Laurus financing transaction. There are no funds in a separate escrow account.

4.
You state that you are obligated to pay Laurus certain fees and the obligations may be deemed to be in default if the registration statement is not filed by October 21, 2005, or declared effective by January 7, 2006, or if the registration is suspended other than as permitted. You further state that you have granted Laurus a security interest in substantially all of yow assets. Please expand your disclosure to state the amount of fees you will be required to pay as well as what the impact will be on your financial statements if your obligations are deemed to be in default. Your current disclosure indicates that upon default Laurus would obtain substantially all of your assets. Please clarify and also discuss the impact the default would have on your other shareholders, including whether they would have rights to any of your assets or receive any other consideration.

Answer

Laurus has granted the Company a deferral of fees owed should the registration statement not be filed and declared effective. When, and if the obligation is re-instated, the Company shall disclose the fees, if any, required to be paid.

Pursuant to the Security Agreement dated as of September 7, 2005, by and among Laurus Master Fund, Ltd., the Company, North Texas Steel Company, Inc. and Omaha Holdings Corp. (filed as Exhibit 4.1 to the Form 8-K filed by the Company on September 13, 2005), Laurus was granted a security interest in all of the assets of the Company. Therefore, upon an event of default Laurus would be entitled to repayment of all outstanding obligations from such assets. Accordingly, depending on what is owed to Laurus at the time of such event of default the Company will no longer be able to operate its business and there may be no assets available for distribution to any shareholders of the Company.

5.
It appears that you have issued options with exercise prices below par value in connection with the Gryphon Financing. Please tell us how your will treat these options for purposes of calculating basic earnings per share in accordance with SFAS 128.

Answer

The Company has calculated the fully dilutive shares based upon the exercise price of the options and shall include the amount in calculating basic earnings per share if the effect is not anti-dilutive.

Nite Capital Financing, page 10

6.	Please tell us what consideration was given as to whether a beneficial conversion feature exists in the Nite Capital Financing in accordance with EITF 98-5 and EITF 00-27.

Answer

The Nite Capital financing referred to in the Annual Report on SEC Form 10-KSB occurred subsequent to the date of the financial statements. Accordingly, the Company did not account for the financing transaction until the period in which the transactions occurred. The Company considered the application of EITF 98-5 and EITF 00-27 in calculating the applicable beneficial conversion feature in the period the financing occurred.

7.
You state that the holders of the Series E Preferred Stock are entitled to receive dividends upon the declaration of a dividend to the common stock holders. Please disclose the rights of each series of preferred stock and tell us what consideration was given as to whether you needed to apply the two-class method of computing EPS. Refer to EITF 03-6.

Answer

The Company has considered the need to apply EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, in calculating and disclosing earnings per share and shall include the disclosures if the effect is not anti-dilutive.

8.
You state that Dr. Gary Fromm agreed to forgive debt owed to him by our company in the amount of $1,162,732 in consideration of you issuing 143,766,329 shares of common stock and the Existing Debt Holders transferring 2l0,852,217 shares of your common stock to Dr. Fromm. Please tell us how you accounted for this conversion including whether any consideration was given as to whether compensation expense needed to be recorded for this transaction. Please tell us the date this agreement was reached and your stock price on this date.

Answer

The transactions with existing debt holders and Dr. Gary Fromm were accounted for as a capital transaction in accordance with current generally accepted accounting principles1 . The agreement with Dr. Fromm for debt forgiveness was reached in August 2005 and signed as part of the final settlement package on or before September 7, 2005. At that time the daily closing NASDAQ price of American Technology Group, Inc. stock ranged between $0.003 and 0.004 per share.

9.
You disclosed an incomplete definition of disclosure controls and procedures per Rules 13a-l 5(e) and 15d-15(e) of the Exchange Act. Please disclose, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure,

Answer

The Company acknowledges that the definition of the disclosure controls and procedures require completion and will do so in all future filings.

Item 12. Certain Relationships and Related Transactions, page 16

10.
Please tell us how you accounted for the consulting agreement with Luther Capital and Dr. Fromm. Refer to the accounting literature you used to determine the appropriate accounting. Please tell us whether any of the other designees, since form Dr. Fromm, are related parties. Tell us the business reason for Luther Capital transferring these shares of common stock, including whether Luther Capital receiving anything in return for these transfers.

Answer

The consulting agreements with Luther Capital and Dr. Gary Fromm were accounted for in accordance with SFAS no 123.2  Dr. Fromm is a related party; Luther Capital is a non-employee consultant. No other designees are considered related parties as defined by generally accepted accounting principles.3  Luther Capital transferred the 143,788,528 shares of common stock to Dr. Fromm in exchange for his services rendered in connection with the North Texas transaction

Financial Statements

Statements of Operations, page 4

11.	In order not to imply a greater degree of precision exists, please revise your loss per share information to round only to the nearest cent.

1 APB Opinion No. 26: Early Extinguishment of Debt  Opinion, footnote 1 to paragraph 20
2 SFAS 123, paragraph 8
3 SFAS 57, paragraph 24 (f)

Answer

The Company acknowledges the comment and shall round earnings/losses per share to the nearest cent in all future filings.

Notes to Financial Statements

Note 2-Summary of Significant Accounting Policies

Basic and Diluted Income (Loss) Per Share, page 9

12.
Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS 128.

Answer

There were no potentially dilutive securities that could potentially dilute basic earnings per share at July 31, 2005.

Derivative Instruments, page 11

13.	You state that you have determined that there is no fair value associated with your freestanding derivatives. Please tell us how you determined that there is no fair value.

Answer

The Company had no derivative investments issued and outstanding as of July 31, 2005 and shall remove this disclosure (if appropriate) in future filings.

Note 10-Commitments and Contingencies

Indemnities and Guarantees, page 18

14.
Please disclose the nature of the indemnities and guarantees as well as the maximum potential amount of future payments that you could be required to make under the guarantee. Refer to paragraph 13 of FIN 45.

Answer

The Company had no derivative investments issued and outstanding as of July 31, 2005 and shall remove this disclosure (if appropriate) in future filings.

Exhibit 31.1

15.
Please confirm that the inclusion of your CEO and CFO’s title was not included to limit the capacity in which such individual provided the certifications. In future filings, please remove the reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(3l) of Regulation S-B.

Answer

The Company confirms inclusion of its CEO and CFO’s title was not intended to limit the capacity in which he provided the certifications. The Company agrees to remove the reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B.

FROM 8-K FILED ON SEPTEMBER 13, 2005

Financial Statements for North Texas Steel Company, Inc

Note 1. Summary of Significant Accounting Policies

Nature of Business, page 7

16.
You state that you contract with and grant credit to customers in the Southwest. Tell us how you record amounts related to these credit arrangements, the length of time credit is generally granted, and whether any amounts are recorded in revenue related to these credit arrangements.

Answer

The Company does not provide separate contractual credit arrangements with its customers. The Company is disclosing its policy that services are rendered in exchange for a customer’s contractual agreement to pay the Company for the services (i.e. its accounts receivable).

17.
Please tell is more about the nature of your revenue. Specifically tell us whether revenue includes customer reimbursable amounts or amounts related to customer furnished materials if these amounts are included, please tell us how your inclusion of these amounts complies with paragraphs 58 through 60 of SOP 81-1.

Answer

The Company generates revenues through the fabrication and installation of steel and related products to general contractors and end users under long term construction contracts. Revenues generally do not include customer reimbursable amounts or amounts related to customer furnished materials.

18.	Please disclose your accounting policy for unapproved change orders, including whether you include a profit component. Refer to paragraphs 65 through 67 of SOP 81-1.

Answer

The Company rarely has unapproved change orders. For those instances, the Company records the revenues from claims only when the amounts have been received or awarded may be used.

The Company agrees to disclose the policy in future filings.

19.
Please tell us what benchmark(s) you use to determine the discount rates used for your pension plan. Please tell us how you determined the benchmark rate you are using is appropriate under SFAS 132(R). Please tell us the benchmark rate(s) for each date your discount rates are presented and explain the reasons for any differences between the benchmark rate(s) and the discount rates you used as of each date.

Answer

The discount rate is based upon high quality fixed income investments that match the duration of the expected retiree benefits.

Unaudited Pro Forma Condensed Financial Information

20.
Note 3 to the financial statements included in your Form 10-QSB for the quarter ended October 31, 2005 indicates that you later determined that North Texas is not the accounting acquirer. Please revise your pro formas, as necessary, to reflect our change in determination of the accounting acquirer.

Answer

The Company shall revise its pro-formas to read as follows:

On September 7, 2005, the Company, through a newly formed wholly owned subsidiary, Omaha Holdings Corp. ("Omaha"), entered into a Share Purchase Agreement ("Agreement") with the stockholders of North Texas Steel Company, Inc. ("North Texas"), a privately-held company. Effective with the Agreement, all previously outstanding common stock owned by North Texas's shareholders was exchanged for $11,000,000. The transaction is accounted for using the purchase method of accounting in accordance with SFAS No.141, “Business Combinations.” The results of operations for North Texas will be included in the in the Company’s consolidated statements of operations from the date of acquisition.

21.	Please revise your pro forma financial statements to include the following items, clarify how they are currently reflected in the pro forma financial statements:
•	Launis Financings;
•	Gryphon Financing;
•	Nite Capital Financing;
•	Fromm Consulting Agreement; and
•	Luther Consulting Agreement.

Answer

The pro-forma financial statements include the items described in the comment. The Company will expand the disclosure of the transactions in the amended pro-forma financial statements (see response to comment 22).

22.	Please clarify how the $11 million in cash paid in exchange for 100% of the common stock of North Texas is reflected on your pro forma balance sheet

Answer

The Company will amend its April 30, 2005 Condensed Consolidated Pro Forma Unaudited Balance Sheet and we have attached a copy of the revised statement.

23.	Please disclose the number of shares of common and preferred stock that are authorized, issued, and outstanding on the face of the pro forma balance sheet.

Answer

The Company has disclosed the number of common and preferred shares authorized, issued and outstanding on the face of the pro-forma balance sheet, as amended (please see response to comment 22).

24.
Please show precisely how you arrived at adjustment 1and 2 in the notes to the pro forma financial statements. Your disclosure should include the computation of these amounts as well as the terms of the transactions being reflected.

Answer

The Company has expanded its description of adjustment 1 and 2 in the notes to the pro-forma financial statements.

Pro Forma Statement of Income

25.
Given that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits which result directly from the transaction and will be included in your income within the 12 months succeeding the transaction shall be disclosed separately, please advise how you determined it was appropriate to include an adjustment for the recording and expensing of organization costs of $1,450,000 in your pro forms statement of income.

Answer

The Company concluded the fees paid to Luther Consulting were organization costs and are accounted for in accordance with SOP 98-5.

26.	Please provide a reconciliation between the historical and pro forma weighted average shares outstanding in a note to the pro forma financial statements.

Answer

In preparing the Company’s pro-forma statement of operations, the Company  combined  the historical shares outstanding of 99,776,704 with the shares issued in exchange for previously incurred debt of 709,237,692 to arrive at the pro forma weighted shares outstanding for the periods presented.

FORM 8-K FILED ON SEPTEMBER 16, 2005

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 13

27.	Please expand your discussion to address all line items on the statements of income, including other income (expense) amounts and the provision for income taxes.

Answer

The Company acknowledges the comment and shall include an expanded discussion of its results of operations in the amended 8-K/A, as well as future filings

FORM 10-QSB FOR THE QUARTER ENDED OCTOBER 31, 2005

General

28.	Please address the above comments in your interim filings as well.

Answer

We believe the response addresses the comment.

Statements of Cash Flows, page 3

29.
Please tell us how the $l1 million in cash paid for the acquisition of North Texas is reflected on your statement of cash flow as well as how your presentation of the $11 million complies with SFAS 95.

Answer

The Company did not receive the $11,000,000 in cash. The funds were paid directly to the owners of North Texas.

Note 9-Convertible Debentures

Pending Laurus registration rights amendment, page 17

30.	Tell us how you have accounted for the registration rights agreement, including what consideration was been given to SFAS 133 and EITF 05-04.

Answer

The registration rights agreement has been deferred. The Company shall review SFAS 133 and EITF 05-04 in connection with the accounting for the agreement, if applicable.

In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (646) 810-2179

Sincerely,

/s/Yoel Goldfeder
Yoel Goldfeder

AMERICAN TECHNOLOGY GROUP, INC. CONDENSED CONSOLIDATED PRO FORMA UNAUDITED BALANCE SHEET APRIL 30, 2005
ASSETS
	American Technology Group, Inc.	North Texas Steel Company, Inc.	Pro Forma Adjustments		Pro Forma Consolidated
Current assets:
Cash and equivalents	$10,657	$5,199,467	150,000	(2)	$5,360,124
Accounts receivable, net	-	5,325,685			5,325,685
Inventory, net	-	1,442,230			1,442,230
Other current assets	-	447,040			447,040
Total current assets	10,657	12,414,422			12,575,079

Investments	-	101,413			101,413
Property and equipment, net	-	915,086	1,646,645	(8)	2,561,731
Goodwill	-	-	1,366,637	(8)	1,366,637
Other assets	-	1,325,635			1,325,635
	$10,657	$14,756,556			$17,930,495

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts Payable and Accrued Liabilities	$127,639	$3,479,431			$3,607,070
Billings in excess of costs		1,331,252			1,331,252
Accrued Interest Payable- Convertible Debentures	936,021	-	(936,021)	(1)
Accrued interest- related party	227,900	-	(227,900)	(1)
Accrued payroll and related liabilities	176,478	-			176,478
Amounts due to related party	130,800	-	(130,800)	(1)	-
Note Payable- related party	934,832	-	(934,832)	(1)	-
Convertible Debentures	1,409,511	-	(1,409,511)	(1)	-

Total current liabilities	3,943,181	4,810,683			5,114,800

Deferred taxes	-	484,857			484,857
Stockholders’ equity:
Series A Convertible Preferred stock , par value $.001 per share; 10,000,000 shares authorized; 378,061 shares issued	378	-			378
Series E Convertible Preferred stock , par value $ .001 per share; 25,000 shares authorized; 1,500 shares issued			2	(2)	2
Common stock, par value $.001 per share; 1,000,000,000 shares authorized; 813,129,000 shares issued	103,892	300,000	(300,000)	(3)	813,129
			709,237	(1)

Additional paid-in-capital	52,941,367	-	149,998	(2)	70,137,086
			300,000	(3)
			2,929,827	(1)
			(173,363)	(4)
			9,334,379	(5)
			141,596	(3)
			12,500,000	(2)
			(11,050,000)	(2)
			1,646,645	(8)
			1,366,637	(8)
Other paid in capital	134,846	-	(134,846)	(3)	-
Stock subscriptions	6,750	-	(6,750)	(3)	-

Retained Earnings (Deficit)	(57,119,757)	9,334,379	(1,450,000)	(7)	(58,569,757)
			(9,334,379)	(5)
Less: Treasury stock, at cost	-	(173,363)	173,363	(4)	-

Total stockholders’ equity (deficit)	(3,932,524)	9,461,016			12,380,8380
	$10,657	$14,756,556			$17,980,495

See accompanying notes to the proforma unaudited consolidated financial statements

AMERICAN TECHNOLOGY GROUP, INC.
NOTES TO CONDENSED PRO FORMA UNAUDITED FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Financial Information

.
The Pro forma Unaudited Condensed Financial Statements have been prepared in order to present the consolidated financial position and results of operations of the Registrant and North Texas Steel Company, Inc. (“North Texas”) as if the acquisition had occurred as of April 30, 2005 for the pro forma condensed consolidated balance sheet and to give effect to the acquisition by the Registrant, as if the transaction had taken place at August 1, 2003 for the pro forma condensed consolidated statement of income for the year and nine months ended July 31, 2004 and April 30, 2005, respectively.

The following pro forma adjustments are incorporated into the pro forma condensed consolidated balance sheet as of April 30, 2005 and the pro forma condensed consolidated statement of income for the year and nine months ended July 31, 2004 and April 30, 2005, respectively.

The fiscal year end of North Texas is June 30 and differs from the Registrant’s July 31 year end by less than 93 days, and as result, management has elected to use North Texas’s two most recent fiscal year ends in accordance with Rule 11-02 (c) (3) of SEC Regulation S-X.

(1) To record the issuance of 709,237,692 shares of the Registrant’s common stock in exchange for $3,639,064 of previously incurred debt reached in August, 2005 and consummated on or before September 7, 2005 at an average price of $.005 per share.

(2) To record the issuance of $ 12,500,000 of convertible debt and $150,000 of newly designated preferred Series E shares of preferred stock. The convertible debt has been adjusted for the beneficial conversion feature of $12,500,000. The beneficial conversion feature shall be charged to operations over the term of the debt instruments in accordance with EITF 00-27.

(3) To eliminate North Texas capital structure as of the acquisition date.

(4) To eliminate North Texas previously acquired treasury stock as of the acquisition date.

(5) To eliminate North Texas retained earnings as of the acquisition date.

(6) To record interest expense in connection with debt issuance of $12,500,000 of convertible debt at interest rates of 8.25% to 18 % per annum, and amortization of the beneficial conversion feature over the terms of the convertible debentures.

(7) To record and expense as organization costs $1,450,000 paid to Luther Capital in accordance with SOP 98-5.

(8) To record fair value of assets acquired